                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-57163

PROSPECTUS SUPPLEMENT
(To prospectus dated August 27, 1998)
                                 870,000 Shares
                      HEALTH CARE PROPERTY INVESTORS, INC.
                                  Common Stock

                               ----------------
      We are a real estate investment trust that invests in health care related real estate located throughout the United States, including:

    . long-term care facilities

    . congregate care and assisted living facilities

    . acute care and rehabilitation hospitals

    . medical office buildings

    . physician group practice clinics

    . psychiatric facilities

      We are offering and selling 870,000 shares of our common stock with this prospectus supplement and the accompanying prospectus. Holders of record of such shares at the close of business on May 3, 1999 will be entitled to receive the quarterly dividend declared on April 20, 1999.

      Our common stock is listed on the New York Stock Exchange under the symbol "HCP." On April 27, 1999, the closing sale price of our common stock as reported by the NYSE was $31 7/16.

      See "Risk Factors" beginning on page S-5 of this prospectus supplement for a discussion of certain factors relevant to an investment in the common stock offered hereby.

                               ----------------

                                                          Per Share    Total
                                                          ---------    -----
     Public Offering Price............................... $31.4375  $27,350,625
     Underwriting Discount...............................  $1.6096   $1,400,352
     Proceeds, before expenses, to us.................... $29.8279  $25,950,273

      The underwriter may also purchase up to an additional 130,000 shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares of common stock will be ready for delivery in New York, New York on or about May 3, 1999.

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

           The date of this prospectus supplement is April 27, 1999.

  You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement and the accompanying prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

                               ----------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                          Prospectus Supplement
Prospectus Supplement Summary.............................................  S-3
Risk Factors..............................................................  S-5
Forward-Looking Statements................................................  S-7
Business .................................................................  S-9
Properties................................................................ S-14
Use of Proceeds........................................................... S-19
Price Range of Common Stock and Dividends................................. S-20
Capitalization............................................................ S-21
Selected Consolidated Financial Data...................................... S-22
Material Federal Income Tax Considerations to Holders of Common Stock..... S-24
Amendment to Stockholder Rights Plan...................................... S-28
Underwriting.............................................................. S-29
Legal Matters............................................................. S-31
                                Prospectus
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Ratio of Earnings to Fixed Charges........................................    4
Use of Proceeds...........................................................    4
Description of the Debt Securities........................................    5
Description of Preferred Stock............................................   11
Description of Common Stock...............................................   14
Certain Federal Income Tax Considerations to the Company..................   17
Plan of Distribution......................................................   23
Legal Matters.............................................................   24
Experts...................................................................   24

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement, accompanying prospectus and the documents incorporated by reference in the prospectus before making a decision to invest in the common stock. Unless indicated otherwise, the information included in this prospectus supplement assumes no exercise of the underwriter's over-allotment option.

  All references to "our" and "we" in this prospectus supplement and the accompanying prospectus mean Health Care Property Investors, Inc. and its majority-owned subsidiaries and other entities controlled by Health Care Property Investors, Inc., except where it is clear from the context that the term means only the issuer, Health Care Property Investors, Inc.

                                  The Company

  We were organized in 1985 to qualify as a real estate investment trust. We invest in health care related real estate located throughout the United States. We are the second oldest real estate investment trust specializing in health care real estate and are one of the largest health care real estate investment trusts in terms of market value of common stock. The market value of our common stock was approximately $1 billion as of April 27, 1999. We have paid regular quarterly dividends since our initial public offering in May 1985 to holders of our common stock.

  The annualized return on our common stock, assuming reinvestment of dividends and before income taxes, is approximately 17% over the period from our initial public offering in May 1985 through March 31, 1999. We believe that we have had an excellent track record in attracting and retaining key employees. Our five executive officers have worked with us on average for 13 years.

  As of March 31, 1999, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $1.64 billion. As of March 31, 1999, our portfolio of 347 properties consisted of:

  . 157 long-term care facilities,

  . 85 congregate care and assisted living facilities,

  . Eight acute care hospitals,

  . Six rehabilitation hospitals,

  . 49 medical office buildings,

  . 41 physician group practice clinics; and

  . One psychiatric care facility.

  Our principal offices are located at 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, and our telephone number is (949) 221-0600.

                              Recent Developments

  On April 20, 1999, we announced operating results for the quarter ended March 31, 1999. Funds from operations reached a record level of $24,991,000 for the three months ended March 31, 1999, increasing from $22,714,000 in the first quarter of the prior year. Net income applicable to common shares for the three months ended March 31, 1999 totaled $15,269,000, or $0.49 per diluted share of common stock, on revenue of $49,621,000. This compares with net income applicable to common shares of $16,297,000, or $0.54 per diluted share of common stock, on revenue of $36,334,000 for the three months ended March 31, 1998.

  Our increase in funds from operations was attributable to revenue increases from new investments of $458,000,000 and $83,000,000 made during 1998 and during the three months ended March 31, 1999, respectively, and internal growth, offset in part by rent resets on lease renewals accomplished in the latter half of 1998. Our new investments completed during the first quarter of 1999 increased our total investments at March 31, 1999 to $1.64 billion. The properties included medical office buildings located in Salt Lake City and an assisted living facility specializing in Alzheimer care in California. Our decrease in net income for the period is based on higher depreciation due to our new investments made during 1998 and the three months ended March 31, 1999 and financing costs to finance these new investments.

                                  The Offering

 Common stock offered...................... 870,000 shares
 Shares outstanding after the offering(1).. 31,911,776 shares
 Use of proceeds........................... We estimate that the net proceeds from the offering will be
                                             approximately $25.7 million. We
                                             intend to use the net proceeds to
                                             acquire additional properties and
                                             repay borrowings outstanding under
                                             our revolving lines of credit.
                                             Pending acquisitions of additional
                                             properties, the net proceeds from
                                             the offering will be used to pay
                                             down the outstanding balance on
                                             our revolving lines of credit.
 NYSE symbol............................... HCP

--------
(1) Does not include (a) 421,580 shares of common stock issuable upon the exercise of currently outstanding options; (b) 2,645,083 shares of common stock issuable upon conversion of our $100 million 6% Convertible Subordinated Notes due November 8, 2000 and (c) 799,251 shares of common stock issuable in exchange for non-managing member units of affiliated entities.

                                  RISK FACTORS

  Set forth below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following factors before investing in the common stock offered hereby.

The health care industry is heavily regulated by the government, which may adversely affect our rental and debt payment revenues.

  The health care industry is heavily regulated by federal, state and local laws. This government regulation of the health care industry affects us because:

  . the financial ability of lessees to make rent and debt payments to us may be affected by government regulations such as licensure, certification for participation in government programs, and government reimbursement, and

  . our additional rents are, in some cases, based on our lessees' gross revenue from operations.

  The ability of a facility to generate revenue and profit determines the underlying value of that facility to us. As health insurers and governmental agencies attempt to limit the cost of hospital services and to reduce the utilization of health care facilities, a reduction in future revenues or slower revenue growth may occur.

  Prospective Payment System. Beginning on July 1, 1998, the congressionally mandated prospective payment system was implemented for long-term care facilities. Under the prospective payment system, long-term care facilities are paid a case-mix adjusted federal per diem rate for Medicare-covered services provided by long-term care facilities. The per diem rate is calculated to cover routine service costs, ancillary costs and capital-related costs. The phased-in implementation of the prospective payment system for long-term care facilities began with the first cost-reporting period beginning on or after July 1, 1998. The prospective payment system is expected to be substantially fully implemented by the end of 2001. The effect of the implementation of the prospective payment system on a particular long-term care facility will vary in relation to the amount of revenue derived from Medicare patients for each long-term care facility.

  Long-term care facilities may need to restructure their operations to accommodate the new Medicare prospective payment system reimbursement. In part because of the uncertainty as to the effect of the prospective payment system on long-term care facilities, in November 1998, Standard and Poor's placed many long-term care facility companies on a "credit watch" because of the potential negative impact of the implementation of the prospective payment system on the financial condition of long-term care facilities, including the ability to make interest and principal payments on outstanding borrowings. In early March 1999, Standard & Poor's lowered the ratings of several long-term care facility companies because of the impact of the implementation of the prospective payment system, particularly those companies with substantial debt. The companies included Vencor, Inc., Genesis Health Ventures, Integrated Health Services, Inc., Sun Healthcare Group and Mariner Post-Acute Network, Inc., all of which are our lessees.

  Fraud and Abuse. Various federal and state governments have considered or passed laws and regulations that attempt to eliminate fraud and abuse by prohibiting payment arrangements that include compensation for patient referrals. In addition, the Balanced Budget Act of 1997 strengthens the federal anti-fraud and abuse laws to provide for stiffer penalties for fraud and abuse violations. Violations of these laws may result in the imposition of criminal and civil penalties, including possible exclusion from reimbursement programs. Violations of such laws and regulations may jeopardize a lessee's ability to operate a facility or to make rent and debt payments, thereby potentially adversely affecting us. Our lease arrangements with lessees may also be subject to these fraud and abuse laws.

  Licensure Risks. Health care facilities must obtain licensure to operate. Failure to obtain licensure or loss of licensure would prevent a facility from operating. These events could adversely affect the facility operator's ability to make rent and debt payments. State and local laws also may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and occasionally the contraction of health care facilities by requiring certificate of need or other similar approval programs. In addition, health care facilities are subject to the Americans with Disabilities Act and building and safety codes which govern access to and physical design requirements and building standards for facilities.

  Environmental Matters. A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare facility operations. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner or secured lender knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner or secured lender in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability therefore could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect our ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenues.

  Although the mortgage loans that we provide and leases covering our properties require the borrower and the lessee to indemnify us for certain environmental liabilities, the scope of such obligations may be limited. We cannot assure you that any such borrower or lessee would be able to fulfill its indemnification obligations.

  Medicare and Medicaid Programs. Sources of revenues for lessees may include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans and health maintenance organizations, among others. You should expect efforts to reduce costs by these payors to continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our lessees. In addition, the failure of any of our lessees to comply with various laws and regulations could jeopardize their ability to continue participating in the Medicare and Medicaid programs.

  Cost Control. The health care industry has continually faced various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1994 and 1995 as a result of the national health care reform debate and continued into 1997 as Congress attempted to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. In addition to the reforms enacted and considered by Congress from time to time, state legislatures periodically consider various health care reform proposals. Changes in the law, new interpretations of existing laws, and changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of legislative efforts cannot be predicted and may impact us in different ways.

Loss of our tax status as a real estate investment trust would have significant adverse consequences to us and the value of our stock.

  We currently operate and have operated commencing with our taxable year ended December 31, 1985 in a manner that is intended to allow us to qualify as a real estate investment trust for federal income tax purposes under the Internal Revenue Code of 1986, as amended.

  If we lose our real estate investment trust status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you for each of the years involved because:

  . we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

  . we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

  . unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a real estate investment trust for four taxable years following the year during which we were disqualified.

  In addition, if we fail to qualify as a real estate investment trust, all distributions to stockholders would be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits, we will not be required to make distributions to stockholders and corporate distributees may be eligible for the dividends received deduction.

  As a result of all these factors, our failure to qualify as a real estate investment trust also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

  Qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a real estate investment trust. For example, in order to qualify as a real estate investment trust, at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to stockholders aggregating annually at least 95% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although we believe that we are organized and operate in such manner, we can give no assurance that we will continue to be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT for tax purposes.

                           FORWARD-LOOKING STATEMENTS

  Statements in this prospectus supplement, the accompanying prospectus and the information incorporated by reference that are not historical factual statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this section for purposes of complying with these safe harbor provisions.

  Our forward-looking statements are statements regarding our intent, belief or expectations and can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or their negatives or by discussions of strategies, plans or intentions. These forward-looking statements reflect our good faith beliefs and best judgment based upon current information. They are not, however, guarantees of future performance and are subject to known and unknown risks and uncertainties. The following factors and the information in the Section entitled "Risk Factors," among others, could cause actual results and future events to differ materially from the expectations contained in the forward-looking statements:

  . legislative, regulatory, or other changes in the healthcare industry at the local, state or federal level which increase the costs of or otherwise affect the operations of our lessees;

  . changes in the reimbursement available to our lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage;

  . competition for lessees and mortgagors, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

  . competition for the acquisition and financing of health care facilities;

  . the ability of our lessees and mortgagors to operate our properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments;

  . changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to us; and

  . the general uncertainty inherent in the Year 2000 issue, particularly the uncertainty of the Year 2000 readiness of third parties who are material to our business, such as public or private healthcare reimbursers, over whom we have no control with the result that we cannot ensure its ability to timely and cost-effectively avert or resolve problems associated with the Year 2000 issue that may affect its operations and business.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties the forward-looking events discussed in this prospectus supplement or discussed in or incorporated by reference in the accompanying prospectus may not occur.

                                    BUSINESS

  We were organized in March 1985 to qualify as a real estate investment trust. We invest in health care related real estate located throughout the United States. In 1986, Moody's gave our senior debt an initial rating of Baa1 and Standard & Poor's gave it a BBB. Standard & Poor's upgraded its rating in 1987 to BBB+. We have historically maintained these ratings and currently Moody's, Standard & Poor's and Duff & Phelps rate our senior debt at Baal/BBB+/A-, respectively.

Portfolio of Properties

  As of March 31, 1999, our gross investment in our properties, including partnership interests and mortgage loans, was approximately $1.64 billion. As of March 31, 1999, our portfolio of 347 properties consisted of:

  .157 long-term care facilities

  .85 congregate care and assisted living facilities

  .Eight acute care hospitals

  .Six rehabilitation hospitals

  .49 medical office buildings

  .41 physician group practice clinics

  .One psychiatric care facility

Leases and Loans

  As of March 31, 1999, we had an ownership interest in 322 properties located in 41 states. We leased or subleased 270 of its properties under long-term triple-net leases with 88 health care providers. The lessees include the following or their affiliates:

  .Beverly Enterprises, Inc. ("Beverly")

  .HealthSouth Corporation ("HealthSouth")

  .Vencor, Inc. ("Vencor")

  .Emeritus Corporation ("Emeritus")

  .Columbia/HCA Healthcare Corporation ("Columbia")

  .Centennial Healthcare Corporation ("Centennial")

  .Tenet Healthcare Corporation ("Tenet")

  The remaining 52 properties are medical office buildings and clinics with gross or modified gross leases. We also hold mortgage loans on 25 properties that are owned and operated by 12 health care providers including Beverly, Columbia and Centennial. No single lessee or operator accounted for more than 7% of our revenue for the three months ended March 31, 1999 or for the year ended December 31, 1998.

  The primary or fixed terms of the triple-net and modified gross leases generally range from 10 to 15 years, and generally have one or more five-year (or longer) renewal options. The average remaining base lease-term on the triple-net and modified gross leases is approximately ten years and the average remaining term on the loans is approximately 16 years. The primary term of the gross leases to multiple tenants in the medical office buildings range from one to ten years, with an average of six years remaining on those leases. Obligations under the leases, in most cases, have corporate parent or shareholder guarantees. Irrevocable letters of credit from various financial institutions back 106 leases and loans covering 14 facilities which cover from three to 18 months of lease or loan payments. We require the lessees and mortgagors to renew such letters of credit during the lease or loan term in amounts that may change based upon the passage of time, improved operating cash flows or improved credit ratings.

 Rental and Loan Rates

  The initial base rental rates of the leases we entered into during the three years and three months ended March 31, 1999 have generally ranged from 9% to 14% per annum of the acquisition price of the related property. Rental rates vary by lease, taking into consideration many factors, such as:

  .  creditworthiness of the lessee,

  .  operating performance of the facility,

  .  interest rates at the beginning of the lease, and

  .  location, type and physical condition of the facility.

  Most of the triple-net leases provide for additional rents that are based upon a percentage of increased revenue over specific base period revenue of the leased properties. Initial interest rates on the loans we entered into during the three years and three months ended March 31, 1999 have generally ranged from 9% to 12% per annum. Some leases and loans have annual fixed rent or interest rate increases while others have rent increases based on inflation indices or other factors.

  Each lessee that has a triple-net lease is responsible for all additional charges, including charges related to non-payment or late payment of rent, taxes and assessments, governmental charges with respect to the leased property and utility and other charges incurred with the operation of the leased property. Each triple-net lessee is required, at its expense, to maintain its leased property in good order and repair. We are not required to repair, rebuild or maintain the properties.

  Each lessee with a gross or modified gross lease is also responsible for minimum and additional rents, but may not be responsible for all operating expenses. Under gross or modified gross leases, we may be responsible for property, taxes, repairs and maintenance and/or insurance on those properties.

Our Operators

 In General

  As of March 31, 1999, 88 operators in 43 states operated our properties. In addition, 232 tenants conducted business in the multi-tenant buildings. Listed below are our major operators, the number of facilities operated by these operators, the annualized revenue and the percentage of annualized revenue for the three months ended March 31, 1999 from these operators and their subsidiaries:

                                                                      Percentage
                                                                        of Our
                                               Number of  Annualized  Annualized
     Operators                                 Facilities   Revenue    Revenue
     ---------                                 ---------- ----------- ----------
     Beverly..................................     28     $12,407,000      7%
     HealthSouth..............................      6      12,335,000      7
     Vencor...................................     38      11,445,000      6
     Emeritus.................................     23      11,288,000      6
     Columbia.................................     12      10,355,000      6
     Centennial...............................     19       9,011,000      5
     Tenet....................................      2       7,860,000      4

  Certain of the listed facilities have been subleased to other operators with the original lessees remaining liable on the leases. The revenue applicable to these sublessees is not included in the annualized revenue percentages above. The percentage of our annualized revenue on these subleased facilities was 4% for the quarter ended March 31, 1999, 3% relating to Vencor leases and 1% relating to leases with other operators. As discussed in more detail below, rent obligations under Vencor leases are guaranteed through the base term by Tenet.

  All these major operators are subject to the informational filing requirements of the Securities Exchange Act of 1934 and accordingly file periodic financial statements on Form 10-K and Form 10-Q with the Securities and Exchange Commission. We obtained all of the financial and other information relating to these operators from their public reports.

  The following table summarizes the major operators' assets, stockholders' equity, annualized revenue and net income (or net loss) from operations as of the years ended December 31, 1997 and December 31, 1998.

                                                                                                  Net income/ Net income/
                                                                                                  (loss) from (loss) from
                                                 Stockholders'  Stockholders'   Revenue  Revenue  operations  operations
                       Assets as of Assets as of Equity as of  Equity (deficit)  as of    as of      as of       as of
Operators                12/31/97     12/31/98     12/31/97     as of 12/31/98  12/31/97 12/31/98  12/31/97    12/31/98
---------              ------------ ------------ ------------- ---------------- -------- -------- ----------- -----------
                                                             (Amounts in millions)
HealthSouth...........   $ 5,566      $ 6,773       $3,291          $3,423      $ 3,123  $ 4,006     $ 343       $  47
Vencor*...............     3,335        1,718          905             313        3,116    3,000       135        (573)
Emeritus..............       229          193            1             (46)         118      152       (28)        (31)
Beverly...............     2,073        2,161          863             776        3,230    2,823        59         (31)
Columbia..............    22,002       19,429        7,250           7,581       18,819   18,681      (305)        379
Centennial............       244          288          113             114          304      358        10        (0.3)
Tenet**...............    11,705       12,833        3,224           3,558        8,691    9,895      (254)        261

--------
* Includes the combined results of a predecessor company for all periods prior to May 1, 1998.

** The information described above for Tenet is for the fiscal year ended May
   31, 1997 or as of May 31, 1998, as applicable.

  The current equity market capitalization for each of the operators listed above, based on the closing price of their common stock on April 26, 1999 as reported in The Wall Street Journal, and based on the number of outstanding shares of their common stock as reported in their most recent public filing available is as follows: HealthSouth, $5.9 billion; Vencor, $74.1 million; Emeritus, $125.8 million; Beverly, $665.5 million; Columbia, $17.0 billion; Centennial, $58.9 million; and Tenet, $7.1 billion.

 Vencor

  On May 1, 1998, Vencor completed a spin-off transaction. As a result, it became two publicly held entities--Ventas, Inc., a real estate company which intends to qualify as a REIT, and Vencor, a health care company which at March 31, 1999 leased 38 of HCPI's properties. As of March 31, 1999, 6% of our annualized revenue was from facilities leased to and operated by Vencor, and 3% of our annualized revenue was from facilities leased to Vencor which were subleased and operated by other providers. Both Ventas and Vencor are responsible for payments due under the Vencor leases, including subleased facilities. Tenet guarantees the rent payments on most of the Vencor leases (see discussion under Tenet below).

  According to a recent press release issued by Vencor, Vencor reported a net loss of $605.9 million or $8.68 per share for the quarter ended December 31, 1998, and a net loss from operations of $572.9 million, or $8.39 per share, for the year ended December 31, 1998. In addition, Vencor announced that it recently obtained a waiver of certain financial covenants through May 28, 1999 from the lenders under its bank credit facility. Vencor also announced that it is currently in discussion with its senior lenders, Ventas and other creditors regarding an amendment or restructuring of its bank debt, leases and other obligations. Vencor has reported that as a result of the uncertainties related to Vencor's ability to amend or restructure its obligations, approximately $461 million of amounts due under Vencor's bank credit agreement and $300 million of senior subordinated notes have been classified as current liabilities in its consolidated balance sheet at December 31, 1998. The report of Vencor's independent auditors with respect to its consolidated financial statements for the periods ended December 31, 1998 has an explanatory paragraph regarding Vencor's ability to continue as a going concern.

  Vencor also noted in its press release that it also included in current liabilities approximately $99 million of overpayments to Vencor from the Medicare program since the inception of the new prospective payment system for nursing centers on July 1, 1998. Vencor stated that it was informed on April 9, 1999 by the Health

Care Financing Administration ("HCFA") that the Medicare program has made a demand for repayment of approximately $90 million of the reimbursement overpayments by April 23, 1999. On April 21, 1999, Vencor announced that it has reached an agreement with HCFA to extend the repayment of approximately $90 million of Medicare reimbursement overpayments and will now be obligated to repay the overpayment over 60 monthly installments. Vencor stated that, "under the agreement, monthly payments of approximately $1.5 million are due commencing May 8, 1999. After November, the remaining balance of the overpayments will bear interest at a statutory rate applicable to Medicare overpayments, as in effect on November 30, 1999. Assuming that the current rate of 13.75% is in effect on November 30, 1999, the monthly payment amount will be approximately $2.0 million through March 2004. If [Vencor] is delinquent with two consecutive payments under the repayment plan, the plan will be defaulted and all subsequent Medicare reimbursement payments to [Vencor] will be subject to being withheld." We are unable to predict at this time the effect of any delinquency of Vencor's Medicare reimbursement payments on its ability to make its lease payments to us.

  In its Annual Report on Form 10-K for the year ended December 31, 1998, Vencor made a number of cautionary statements regarding its financial condition and results of operations, and indicated that in the event of certain circumstances relating to actions by its creditors or its ability to consummate an alternative financial structure, it "likely would be forced to file for protection under Chapter 11 of the Bankruptcy Code." If Vencor were to file for bankruptcy protection, it will have an obligation to pay rent to us during the pendency of the proceeding. However, Vencor will have the right to assume or reject its leases with us. If Vencor assumes a lease it must do so pursuant to the original contract terms, must cure all pre-petition and post-petition defaults under the lease and provide adequate assurances of future performance. If Vencor rejects a lease, it may stop paying rent and we may lease the property to another lessee. However, we cannot assure you, in the event of a Vencor bankruptcy, that we would be able to recover amounts due under our leases with Vencor, that we would be able to promptly recover the premises or lease the property to another lessee or that the rent we would receive from another lessee would equal amounts due under the Vencor leases. The rents under all but three of the Vencor leases are guaranteed by Tenet, and on some leases we may seek direct payment by sublessees of Vencor, which may reduce the risk to us of a Vencor bankruptcy. However, we cannot assure you that a bankruptcy filing of Vencor would not have a material adverse effect on our funds from operations or the market value of our common stock.

  Vencor accounts for 6.1% of our annualized revenues. Vencor's senior subordinated debt is rated CCC and Caa1 by Standard & Poor's and Moody's respectively, and is currently on credit-watch with negative implications by Standard & Poor's.

 Tenet

  Tenet is one of the nation's largest health care services companies, providing a broad range of services through the ownership and management of health care facilities. Tenet has historically guaranteed Vencor's leases. However, during 1997 we reached an agreement with Tenet whereby Tenet agreed to forbear or waive some renewal and purchase options and related rights of first refusal on facilities leased to Vencor. As part of that same agreement, Tenet will only guarantee the rent payments on the Vencor leases until the end of their base term. During the year ended December 31, 1998, 14 previously guaranteed Vencor leases expired. Eleven of the fourteen were leased to third parties and three were retained by Vencor but are no longer guaranteed by Tenet. The remaining 36 guaranteed leases all expire within three years.

 Columbia

  According to published reports, Columbia recently has been the subject of various significant government investigations regarding its compliance with Medicare, Medicaid and other programs. The following is derived from public reports distributed by Columbia: "It is too early to predict the outcome or effect that the ongoing investigations, the initiation of additional investigations, if any, and the related media coverage will have on [Columbia's] financial condition or results of operations in future periods. Were [Columbia] to be found in violation of federal or state laws relating to Medicare, Medicaid or similar programs, [Columbia] could be subject to substantial monetary fines, civil and criminal penalties and exclusion from participation in the

Medicare and Medicaid programs. Any such sanctions could have a material adverse effect on [Columbia's] financial position and results of operations." Columbia's senior debt ratings remain investment grade, but have been reduced by Moody's to Baa2 and by Standard and Poor's to BBB. In February 1998, Moody's further downgraded Columbia's commercial paper rating to NP (not prime) from P-3.

Prospective Payment System

  Recently there has been publicity about the reimbursement of nursing home companies being impacted by Medicare's adoption of the prospective payment system. The ratings of the following operators of our facilities have been put on credit-watch with negative implication by Standard and Poor's because of the impact of the implementation of the prospective payment system. The indicated ratings are for the operators' subordinated debt issues as of April 26, 1999.

                                                                     Percentage
                                                                     of HCPI's
                                                                     Revenue at
                                                       S&P   Moody's March 31,
             Operator                                 Rating Rating     1999
             --------                                 ------ ------- ----------
     Genesis Health Ventures.........................  CCC+    B2       2.3%
     Integrated Health Services, Inc. ...............  CCC     B3       1.8%
     Sun Healthcare Group............................  CCC     Ca       1.9%
     Mariner Post-Acute Network, Inc. ...............  CCC     B3       0.6%

  These operators are current on all of their rental obligations to us. Since all these companies are publicly traded, you are directed to the periodic financial statements filed by such companies on Form 10-K and Form 10-Q with the SEC.

Development of Facilities

  Since 1987, we have committed to the development of 54 facilities (representing an aggregate investment of approximately $408 million), including:

  .  five rehabilitation hospitals

  .  33 congregate care and assisted living facilities

  .  five long-term care facilities

  .  four acute care hospitals

  .  seven medical office buildings

  As of March 31, 1999, approximately $375 million of these commitments have been funded and 40 facilities have been completed. The completed facilities comprise:

  .  five rehabilitation hospitals

  .  21 congregate care and assisted living facilities

  .  five long-term care facilities

  .  two acute care hospitals

  .  seven medical office buildings

  The 14 remaining development projects are scheduled for completion in 1999. Simultaneously with the commencement of each of these development projects and prior to funding, we enter into a triple-net lease agreement with the developer/operator. The base rent under such lease is generally established at a rate equivalent to a specified number of basis points over the yield on the 10 year United States Treasury note at the inception of the lease agreement.

                                   PROPERTIES

  Of the 347 health care facilities in which we had an investment as of March 31, 1999, we directly own 249 facilities, including:

  .  108 long-term care facilities

  .  75 congregate care and assisted living centers

  .  41 physician group practice clinics

  .  20 medical office buildings

  .  Three acute care hospitals

  .  Two rehabilitation hospitals

  We have provided mortgage loans in the amount of $163,910,000 on 25 properties, including 15 long-term care facilities, four congregate care and assisted living centers, three acute care hospitals and three medical office buildings. At March 31, 1999, the remaining balance on these loans totaled $146,480,000.

  At March 31, 1999, we also had varying percentage interests in several limited liability companies and partnerships which together own 73 facilities, as further discussed below under "Investments in Consolidated and Non-Consolidated Joint Ventures."

  The following is a summary of our properties grouped by type of facility and equity interest as of March 31, 1999:

                            Equity
                           Interest  Number of    Number of       Total         Annualized
Facility Type             Percentage Facilities Beds/Units(1) Investments(2)  Rents/Interest
-------------             ---------- ---------- ------------- --------------  --------------
                                                              (Dollar amounts in thousands)
Long-Term Care
 Facilities.............      100%      123        15,348       $  439,578       $ 58,748
Long-Term Care
 Facilities.............    77-80        34         3,888           98,669         12,956
                                        ---        ------       ----------       --------
                                        157        19,236          538,247         71,704
                                        ---        ------       ----------       --------
Acute Care Hospitals....      100         6           455           80,356          7,494
Acute Care Hospitals....       77         2           356           42,807          7,860
                                        ---        ------       ----------       --------
                                          8           811          123,163         15,354
                                        ---        ------       ----------       --------
Rehabilitation
 Hospitals..............      100         2           168           27,385          4,015
Rehabilitation
 Hospitals..............    90-97         4           312           47,493          7,858
                                        ---        ------       ----------       --------
                                          6           480           74,878         11,873
                                        ---        ------       ----------       --------
Congregate Care &
 Assisted Living
 Centers................      100        79         6,354          382,893         35,478
Congregate Care &
 Assisted Living
 Centers................    45-50         6           711           30,405(5)       4,781
                                        ---        ------       ----------       --------
                                         85         7,065          413,298         40,259
                                        ---        ------       ----------       --------
Medical Office
 Buildings(3)...........      100        23           --           154,756         16,021
Medical Office
 Buildings(3)...........    50-90        26           --           159,850         15,378
                                        ---        ------       ----------       --------
                                         49           --           314,606         31,399
                                        ---        ------       ----------       --------
Physician Group Practice
 Clinics(4).............      100        41           --           172,454         16,758
Psychiatric Facility....       77         1           108            3,461            288
                                        ---        ------       ----------       --------
  Totals................                347        27,700       $1,640,107       $187,635
                                        ===        ======       ==========       ========

--------
(1) In order to indicate facility size, congregate care and assisted living centers are stated in units (studio or one room apartments); all other facilities are stated in beds, except the medical office buildings and the physician group practice clinics for which square footage is provided in footnotes 3 and 4.

(2) Includes partnership investments, and incorporates all partners' assets and construction commitments.

(3) The medical office buildings encompass approximately 2,569,000 square feet.

(4) The physician group practice clinics encompass approximately 1,291,000 square feet.

(5) Represents our investment, net of partners' interests.

  The following paragraphs describe each type of property. The amount of Medicare reimbursement allowed for services received at long-term facilities, long-term acute care hospitals and rehabilitation hospitals has been limited by the Prospective Payment System, as described above under "Risk Factors."

  Long-Term Care Facilities. We have invested in 157 long-term care facilities. Various health care providers operate these facilities. Long-term care facilities offer restorative, rehabilitative and custodial nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Many long-term care facilities have experienced significant growth in ancillary revenues and demand for subacute care services over the past several years. Ancillary revenues and revenue from subacute care services are derived from providing services to residents beyond room and board and include occupational, physical, speech, respiratory and IV therapy, wound care, oncology treatment, brain injury care and orthopedic therapy as well as sales of pharmaceutical products and other services. Certain long-term care facilities provide some of the foregoing services on an out-patient basis. Long-term care facilities are designed to supplement hospital care and many have transfer agreements with one or more acute care hospitals. These facilities depend to some degree upon referrals from practicing physicians and hospitals. Long-term care services are paid for either by private sources, or through the federal Medicare and state Medicaid programs.

  Long-term care facilities generally provide patients with accommodations, complete medical and nursing care, and rehabilitation services including speech, physical and occupational therapy. As a part of the Omnibus Budget Reconciliation Act ("OBRA") of 1981, Congress established a waiver program under Medicaid to offer an alternative to institutional long-term care services. The provisions of OBRA and the subsequent OBRA Acts of 1987 and 1990 allow states, with federal approval, greater flexibility in program design as a means of developing cost-effective alternatives to delivering services traditionally provided in the long-term care setting. This is a contributing factor to the recent increase in the number of assisted living facilities, which may adversely affect some long-term care facilities as some individuals choose the residential environment and lower cost delivery system provided in the assisted living setting.

  Congregate Care and Assisted Living Centers. We have investments in 85 congregate care and assisted living centers. Congregate care centers typically offer studio, one bedroom and two bedroom apartments on a month-to-month basis primarily to individuals who are over 75 years of age. Residents, who must be ambulatory, are provided meals and eat in a central dining area; they may also be assisted with some daily living activities. These centers offer programs and services that allow residents certain conveniences and make it possible for them to live independently; staff is also available when residents need assistance and for group activities.

  Assisted living centers serve elderly persons who require more assistance with daily living activities than congregate care residents, but who do not require the constant supervision nursing homes provide. Services include personal supervision and assistance with eating, bathing, grooming and administering medication. Assisted living centers typically contain larger common areas for dining, group activities and relaxation to encourage social interaction. Residents typically rent studio and one bedroom units on a month-to-month basis.

  Charges for room and board and other services in both congregate care and assisted living centers are generally paid from private sources.

  Acute Care Hospitals. We have an interest in six general acute care hospitals and two long-term acute care hospitals. Acute care hospitals generally offer a wide range of services such as general and specialty surgery, intensive care units, clinical laboratories, physical and respiratory therapy, nuclear medicine, magnetic resonance imaging, neonatal and pediatric care units, outpatient units and emergency departments, among others. Long-term acute care hospitals provide for patients who require a stay of at least 25 days. Services are paid for by private sources, third party payors (e.g. insurance, HMOs), or through the federal Medicare and state Medicaid programs. Medicare provides reimbursement incentives to traditional general acute care hospitals to minimize inpatient length of stay.

  Rehabilitation Hospitals. We have investments in six rehabilitation hospitals. These hospitals provide inpatient and outpatient care for patients who have sustained traumatic injuries or illnesses, such as spinal cord injuries, strokes, head injuries, orthopedic problems, work related disabilities and neurological diseases, as well as treatment for amputees and patients with severe arthritis. Rehabilitation programs encompass physical, occupational, speech and inhalation therapies, rehabilitative nursing and other specialties. Services are paid for by the patient or the patient's family, third party payors (e.g. insurance, HMOs), or through the federal Medicare program.

  Medical Office Buildings. We have investments in 49 medical office buildings. These buildings are generally located adjacent to, or a short distance from, acute care hospitals. Medical office buildings contain physicians' offices and examination rooms, and may also include pharmacies, hospital ancillary service space and day-surgery operating rooms. Medical office buildings require more extensive plumbing, electrical, heating and cooling capabilities than commercial office buildings for sinks, brighter lights and special equipment physicians typically use. Twelve of our owned medical office buildings are master leased on a triple-net basis to lessees which then sublease office space to physicians or other medical practitioners. During 1997, 1998 and 1999, we purchased 37 multi-tenant medical office buildings which are leased under gross or modified gross leases under which we are responsible for certain operating expenses. Third party property management companies manage the multi-tenant facilities on our behalf.

  Physician Group Practice Clinics. We have investments in 41 physician group practice clinic facilities, which are leased to 15 different operators. These clinics generally provide a broad range of medical services through organized physician groups representing various medical specialties. The clinic facilities are generally leased to a single lessee under a triple-net or modified gross lease.

  Psychiatric Facility. We have an investment in one psychiatric facility which offers comprehensive, multidisciplinary adult and adolescent care.

Competition

  We compete for real estate acquisitions and financings with health care providers, other health care related real estate investment trusts, real estate partnerships, real estate lenders, and other investors.

  Our properties are subject to competition from the properties of other health care providers. Certain of these other operators have capital resources substantially in excess of some of the operators of our facilities. In addition, the extent to which the properties are utilized depends upon several factors, including the number of physicians using the health care facilities or referring patients there, competitive systems of health care delivery and the size and composition of the population in the surrounding area. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant effect on the utilization of the properties. Virtually all of the properties operate in a competitive environment and patients and referral sources, including physicians, may change their preferences for a health care facility from time to time.

Location of Properties

  The following table summarizes facility counts and annualized revenue breakdown by state as of March 31, 1999:

                                                                   Percentage of
                                                        Number of   Annualized
                                                        Facilities    Revenue
                                                        ---------- -------------
       Texas...........................................     48          14.4%
       California......................................     40          14.3
       Indiana.........................................     35           9.6
       Florida.........................................     33           8.1
       Louisiana.......................................     10           5.3
       Utah............................................     14           4.2
       Tennessee.......................................     14           3.7
       Arkansas........................................     12           3.6
       North Carolina..................................     16           3.6
       Colorado........................................      7           3.3
       Others (33 States)..............................    118          29.9
                                                           ---         -----
                                                           347         100.0%
                                                           ===         =====

Lease Expiration Schedule

  The following table recaps the percentage of revenue per year as a percentage of total annualized revenue reflecting mortgage maturities, and the earlier of lease expirations or the earliest possible purchase option date, where applicable:

                                                                    Percentage
                                                           # of    of Annualized
                             Year                       Facilities   Revenues
                             ----                       ---------- -------------
       1999 (at March 31, 1999)........................     17           3.6%
       2000............................................      7           6.6
       2001............................................     38           9.8
       2002............................................      7           6.5
       2003............................................     19           3.9
       2004............................................      6           4.9
       2005............................................     11           4.2
       2006............................................      1           3.1
       2007............................................     22           3.4
       2008............................................     32           7.2
       2009-2036.......................................    187          46.8
                                                           ---         -----
                                                           347         100.0%
                                                           ===         =====

Investments in Consolidated and Non-Consolidated Joint Ventures

  At March 31, 1999, we had varying percentage interests in several limited liability companies and partnerships which together own 73 facilities, as further discussed below:

    (1) A 77% interest in a partnership (Health Care Property Partners) which owns two acute care hospitals, one psychiatric facility and 20 long-term care facilities.

    (2) Interests of between 90% and 97% in four partnerships (HCPI/San Antonio Ltd. Partnership, HCPI/Colorado Springs Ltd. Partnership, HCPI/Little Rock Ltd. Partnership, HCPI/Kansas Ltd. Partnership), each of which was formed to own a comprehensive rehabilitation hospital.

    (3) A 90% interest in a limited liability company (Cambridge Medical Property, LLC) formed to own five medical office buildings.

    (4) A 90% interest in a limited liability company (HCPI Indiana, LLC) formed to own seven medical office buildings.

    (5) An 80% interest in six limited liability companies (Vista-Cal Associates, LLC; Oak City-Cal Associates, LLC; Statesboro Associates, LLC; Ft. Worth-Cal Associates, LLC; Tucson-Cal Associates, LLC; Perris-Cal Associates, LLC) each formed to own a long-term care facility.

    (6) An 80% interest in two limited liability companies (Ponca-Cal Associates, LLC, Louisiana-Two Associates, LLC) each formed to own two long-term care facilities.

    (7) An 80% interest in one limited liability company (Oklahoma-Four Associates, LLC) formed to own four long-term care facilities.

    (8) A 50% interest in a limited liability company (HCPI/Utah, LLC) formed to own 14 medical office buildings.

    (8) A 50% interest in four partnerships (HCPI/Austin Investors, HCPI/Baton Rouge Investors, HCPI/Rhode Island Investors and HCPI/Kenner Investors), each of which owns a congregate care facility.

    (9) A 45% interest in two limited liability companies (Seminole Shores Living Center, LLC and Edgewood Assisted Living Center, LLC) each formed to own a congregate care facility.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of our common stock, after the deduction of the underwriting discount of approximately $1.4 million and estimated offering expenses of approximately $250,000, are approximately $25.7 million. We intend to use such net proceeds to acquire additional properties and repay borrowings outstanding under our revolving lines of credit. Pending acquisitions of additional properties, the net proceeds from the offering will be used to pay down the outstanding balance on our revolving lines of credit. As of April 26, 1999, our revolving lines of credit had an outstanding balance of $97 million, bearing a weighted average interest rate of 5.36%.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  Our common stock is listed on the NYSE under the symbol HCP. The table below sets forth for the fiscal quarters indicated the reported high and low closing prices per share of the common stock as reported on the NYSE Composite Tape for the periods indicated and the cash dividends per share paid in such periods. The closing sale price of the common stock on the NYSE on April 27, 1999 was $31 7/16 per share.

                              Stock Price
                            --------------------- Dividends
                            High          Low       Paid
                            ----      ----------- ---------
   1997
   First Quarter........... $37 3/8   $32 7/8       $0.60
   Second Quarter..........  36 1/8    31 7/8        0.61
   Third Quarter...........  38 3/4    35 1/4        0.62
   Fourth Quarter..........  40 3/8    37 3/16       0.63

   1998
   First Quarter...........   40         35 13/16    0.64
   Second Quarter..........   37       30 7/16       0.65
   Third Quarter...........  37 1/2    30 3/16       0.66
   Fourth Quarter..........  35 9/16   28 7/8        0.67

   1999
   First Quarter...........  31 3/8    26 5/8        0.68
   Second Quarter (through
    April 27, 1999)........  32 15/16  28 3/16       0.69(1)

--------
(1) The dividend for the second quarter of 1999 has been declared but has not yet been paid.

  As of March 1, 1999, there were approximately 1,468 stockholders of record and approximately 38,000 beneficial holders of our common stock.

  We maintain a policy to declare dividends to the holders of our shares of common stock so as to comply with applicable sections of the Internal Revenue Code governing real estate investment trusts.

                                 CAPITALIZATION

  Our capitalization is set forth as of March 31, 1999 in the following table and is shown as adjusted to give effect to the issuance of 870,000 shares of common stock which are being sold in this offering and the application of the net proceeds from that sale.

                                                           March 31, 1999
                                                        ----------------------
                                                                        As
                                                          Actual     Adjusted
                                                        ----------  ----------
                                                        (Amounts in thousands)
Bank notes payable(1).................................. $  100,500  $   74,800
Mortgage notes payable.................................     55,219      55,219
6.62%-10.56% senior notes due 1999-2015(2).............    524,141     524,141
6% convertible subordinated notes due 2000.............    100,000     100,000
Minority interests in joint ventures...................     42,910      42,910
Preferred stock, $1.00 par value:
 authorized--50,000,000 shares; issued and outstanding:
  2,400,000 7 7/8% series A cumulative redeemable
   preferred shares (liquidation preference $25.00 per
   share)..............................................     57,810      57,810
  5,000,000 8.70% series B cumulative redeemable
   preferred shares (liquidation preference $25.00 per
   share)..............................................    130,037     130,037
Common stock, $1.00 par value:
 authorized--100,000,000 shares; 31,040,276 shares
  issued and outstanding (31,910,276 shares as
  adjusted)............................................     31,040      31,910
Additional paid-in capital.............................    434,724     459,554
Cumulative net income..................................    551,304     551,304
Dividends paid.........................................   (613,868)   (613,868)
                                                        ----------  ----------
    Total capitalization............................... $1,413,817  $1,413,817
                                                        ==========  ==========

--------
(1) Outstanding bank notes payable were approximately $97 million at April 27, 1999 bearing interest at approximately 5.36%.

(2) Our senior debt is net of any original issue discounts and currently is rated BBB+, Baa1 and A- by Standard & Poor's, Moody's and Duff & Phelps, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  We are providing the following financial information to aid you in your analysis of whether to make an investment in our common stock offered by this prospectus supplement. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual and quarterly reports and other information that we have filed with the Securities and Exchange Commission. See "Available Information" on page 2 of the accompanying prospectus.

                                                 Year Ended December 31,
                                               ------------------------------
                                                 1996      1997       1998
                                               --------  --------  ----------
                                                  (Amounts in thousands,
                                                except share and per share
                                                         amounts)
Income statement data
Revenue
 Triple-net lease rental income............... $100,339  $109,944  $  121,143
 Gross lease rental and other income..........      --        779      15,817
 Interest and other income....................   20,054    17,780      24,589
                                               --------  --------  ----------
                                                120,393   128,503     161,549
                                               --------  --------  ----------
Expense
 Interest expense.............................   26,401    28,825      36,753
 Depreciation/non cash charges................   23,149    25,656      32,523
 Other expenses...............................    6,826     7,414       8,566
 Facility operating expenses..................      --        162       5,053
                                               --------  --------  ----------
                                                 56,376    62,057      82,895
                                               --------  --------  ----------
Income from operations........................   64,017    66,446      78,654
Minority interests............................   (3,376)   (3,704)     (5,540)
Gain on sale of real estate properties........      --      2,047      14,053
                                               --------  --------  ----------
Net income.................................... $ 60,641  $ 64,789  $   87,167
Dividends to preferred stockholders...........      --     (1,247)     (8,532)
                                               --------  --------  ----------
Net income applicable to common shares........ $ 60,641  $ 63,542  $   78,635
                                               ========  ========  ==========
Basic earnings per common share............... $   2.12  $   2.21  $     2.56
                                               ========  ========  ==========
Diluted earnings per common share............. $   2.10  $   2.19  $     2.54
                                               ========  ========  ==========
Balance sheet data
 Total assets................................. $753,653  $940,964  $1,356,112
 Notes and bonds payable......................  379,504   385,958     621,045
 Bank borrowings..............................      --     66,900      88,000
 Stockholders' equity.........................  336,806   442,269     595,419

Other data
Funds from operations(1)...................... $ 80,517  $ 83,442  $   96,255
                                               ========  ========  ==========
Cash flows from operating activities..........   90,585    87,544     112,311
Cash flows used in investing activities.......  104,797   205,238     417,524
Cash flows provided by (used in) financing
 activities...................................   15,023   118,967     305,633
Dividends paid................................   65,905    71,926      89,210
Dividends paid per common share...............     2.30      2.46        2.62

--------
(1) We believe that funds from operations ("FFO") is an important supplemental measure of operating performance. We use the new definition of FFO prescribed by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not, and is not intended to, represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income. FFO, as defined by us, may not be comparable to similarly entitled items reported by other REITs that do not define FFO in accordance with the definition prescribed by NAREIT. The following table represents items and amounts being aggregated to compute FFO.

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1996     1997      1998
                                                     -------  -------  --------
     Net Income Applicable to Common Shares ........ $60,641  $63,542  $ 78,635
     Real Estate Depreciation and Amortization......  20,700   22,667    29,577
     Partnership Adjustment.........................    (824)    (720)    2,096
     Gain on Sale of Real Estate Properties.........     --    (2,047)  (14,053)
                                                     -------  -------  --------
     FFO............................................ $80,517  $83,442  $ 96,255
                                                     =======  =======  ========

            MATERIAL FEDERAL INCOME TAX CONSIDERATIONS TO HOLDERS OF
                                  COMMON STOCK

  The following is a summary of the federal income tax considerations anticipated to be material to purchasers of our common stock. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending upon your particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of our common stock in light of his or her personal investments or tax circumstances, or to stockholders who receive special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of Tax-Exempt Stockholders" on page S-27 and "-- Taxation of Non-U.S. Stockholders" on page S-28. Stockholders receiving special treatment include, without limitation:

  . insurance companies;

  . financial institutions or broker-dealers;

  . tax-exempt organizations;

  . stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction, or as a position in a straddle for tax purposes; and

  . foreign corporations or partnerships and persons who are not citizens or residents of the United States.

  In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common stock. This prospectus supplement does not address the taxation of us or the impact on us of our election to be taxed as a real estate investment trust. A discussion of our federal income tax treatment is set forth in the prospectus under the heading entitled "Certain Federal Income Tax Considerations to the Company"; however, the two references to the year 1999 in that section with respect to President Clinton's Federal Budget Proposal should be treated as references to the year 2000. The discussion set forth below assumes that we qualify as a real estate investment trust under the Internal Revenue Code. If in any taxable year we were to fail to qualify as a real estate investment trust, we would not be allowed a deduction for dividends paid to stockholders in computing taxable income and would be subject to federal income tax on our taxable income at regular corporate rates. As a result, the funds available for distribution to our stockholders would be reduced. See "Certain Federal Income Tax Considerations to the Company--Failure to Qualify" in the prospectus.

  The information in this section is based on:

  . the Internal Revenue Code;

  . current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code;

  . the legislative history of the Internal Revenue Code;

  . current administrative interpretations and practices of the Internal
    Revenue Service; and

  . court decisions, all as of the date of this prospectus supplement.

  In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the particular taxpayers who requested and received such rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect, perhaps retroactively, the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

  You are urged to consult your tax advisor regarding the specific tax consequences to you of:

  . the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

  . our election to be taxed as a real estate investment trust for federal income tax purposes; and

  . potential changes in the tax laws.

Taxation of Taxable U.S. Stockholders

  When we use the term "U.S. stockholder," we mean a holder of shares of common stock who is, for United States federal income tax purposes:

  . a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, treasury regulations provide otherwise;

  . an estate which is required to pay United States federal income tax regardless of the source of its income; or

  . a trust whose administration is under the primary supervision of a United
    States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

  Notwithstanding the preceding sentence, to the extent provided in the treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

 Distributions Generally

  Distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a real estate investment trust, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding series A preferred stock and series B preferred stock and then to the common stock.

  To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted tax basis which each U.S. stockholder has in his shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in his shares will be taxable as capital gain, provided that the shares have been held as capital assets. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

  Distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain, to the extent that such gain does not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Depending on the characteristics of the assets which produced these gains, and on specified designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, your share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends, as determined for federal income tax purposes, paid to you for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends, as determined for federal income tax purposes, paid on all classes of shares of our capital stock for the year.

 Passive Activity Losses and Investment Interest Limitations

  Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

 Retention of Net Long-Term Capital Gains

  We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

  . include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

  . be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

  . receive a credit or refund for the amount of tax deemed paid by it;

  . increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

  . in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by treasury regulations to be prescribed by the Internal Revenue Service.

Dispositions of Common Stock

  If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss, except as provided below, will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup Withholding

  We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "--Taxation of Non-U.S. Stockholders" on page S-28.

Taxation of Tax-Exempt Stockholders

  The Internal Revenue Service has ruled that amounts distributed as dividends by a qualified real estate investment trust do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us and gain arising upon your sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as "debt financed property" within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

  For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

  Notwithstanding the above, however, a portion of the dividends paid by a "pension-held real estate investment trust" shall be treated as unrelated business taxable income as to any trust which:

  . is described in Section 401(a) of the Internal Revenue Code;

  . is tax-exempt under Section 501(a) of the Internal Revenue Code; and

  . holds more than 10%, by value, of the interests in the real estate investment trust.

  Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code are referred to below as "qualified trusts."

  A real estate investment trust is a "pension-held real estate investment trust" if:

  . it would not have qualified as a real estate investment trust but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and

  . either at least one such qualified trust holds more than 25%, by value, of the interests in the real estate investment trust, or one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in the real estate investment trust, holds in the aggregate more than 50%, by value, of the interests in the real estate investment trust.

  The percentage of any real estate investment trust dividend treated as unrelated business taxable income is equal to the ratio of:

  . the unrelated business taxable income earned by the real estate investment trust, treating the real estate investment trust as if it were a qualified trust and therefore required to pay tax on unrelated business taxable income, to

  . the total gross income of the real estate investment trust.

  A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of real estate investment trust distributions as unrelated business taxable income will not apply if the real estate investment trust is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of limitations on the transfer and ownership of stock contained in the charter, we are not and do not expect to be classified as a "pension-held real estate investment trust."

Taxation of Non-U.S. Stockholders

  The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common stock by persons that are non-U.S. stockholders. When we use the term "non-U.S. stockholder" we mean stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder's country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. stockholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of shares of our common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

  Your state and local tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on an investment in our shares.

                      AMENDMENT TO STOCKHOLDER RIGHTS PLAN

  In January 1999, we amended our Rights Agreement to provide that Rights issued under the Rights Agreement may be redeemed, at a price of $.005 per Right, until the time that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock. As a result of the amendment, the Board does not have the power to extend the period during which the Rights are redeemable.

                                  UNDERWRITING

General

  In a purchase agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from us, 870,000 shares of common stock. In the purchase agreement, Merrill Lynch has agreed to purchase all of the shares of common stock being sold under that agreement if any of those shares are purchased. Merrill Lynch's agreement to purchase is subject to terms and conditions contained in the purchase agreement.

  We have agreed to indemnify Merrill Lynch against specified liabilities, including liabilities under the Securities Act of 1933, as amended. We have also agreed to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

  The shares of common stock are being offered by Merrill Lynch, subject to prior sale, when, as and if issued to and accepted by Merrill Lynch, subject to approval of legal matters by its counsel and other conditions. Merrill Lynch reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Commissions and Discounts

  Merrill Lynch has advised us that it proposes initially to offer the shares of common stock to the public at the public offering price appearing on the cover page of this prospectus supplement, and to selected dealers at that price less a concession that will not exceed $1.00 per share of common stock. Merrill Lynch may allow, and those dealers may reallow, a discount that will not exceed $.10 per share of common stock on sales to other dealers. After the initial public offering, the public offering price, concession and discount may change.

  The following table shows the per share and total public offering price, the underwriting discount to be paid by us to Merrill Lynch and the proceeds of the sale of shares to Merrill Lynch before expenses to us. This information is presented assuming either no exercise or full exercise by Merrill Lynch of its over-allotment option.

                                                                   Total
                                                                   -----
                                                     Per    Without      With
                                                    Share    Option     Option
                                                    -----   -------   ----------
     Public offering price........................ 31.4375 27,350,625 31,437,500
     Underwriting discount........................  1.6096  1,400,352  1,609,600
     Proceeds, before expenses, to us............. 29.8279 25,950,273 29,827,900

  The expenses of the offering, exclusive of the underwriting discount, are estimated at $250,000 and are payable by us.

Over-allotment Option

  We have granted to Merrill Lynch an option, exercisable for up to 30 days after the date of this prospectus supplement, to purchase up to a total of 130,000 additional shares of common stock at the public offering price appearing on the cover page of this prospectus supplement, less the underwriting discount. Merrill Lynch may exercise this option solely to cover over-allotments, if any, made on the sale of common stock offered by this prospectus supplement.

No Sales of Similar Securities

  We and each of our directors and executive officers have agreed not to directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

  . enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of common stock, whether any such swap, agreement or other transaction described above is to be settled by delivery of common stock, other securities, cash or otherwise;

without the prior written consent of Merrill Lynch for a period of 90 days after the date of this prospectus supplement. With this consent, we and our directors and executive officers may sell shares before the expiration of the 90-day period without prior notice to our other stockholders or to any public market in which the common stock trades. The foregoing lock-up agreements provide, however, that we may do the following:

  . issue common stock or options to purchase common stock granted pursuant to our existing employee benefit plans;

  . issue common stock or securities exchangeable for shares of common stock in connection with the acquisition of properties or interests therein (provided that the recipients of such common stock or securities referred to in this clause, other than recipients of securities exchangeable into approximately 40,000 shares of common stock pursuant to existing agreements, agree in writing to lock-up provisions substantially similar to the foregoing lock-up agreements); and

  . issue common stock upon the exchange of 116,550 non-managing member units of Cambridge Medical Properties, LLC, a Delaware limited liability company, issued to Cambridge Medical Center of San Diego, LLC on November 21, 1997.

Price Stabilization and Short Positions

  Until the distribution of the common stock is completed, SEC rules may limit the ability of Merrill Lynch and selling group members to bid for and purchase the common stock. As an exception to these rules, Merrill Lynch is permitted to engage in transactions that stabilize the price of the common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

  If Merrill Lynch creates a short position in the common stock in connection with the offering, which would occur if it sells more shares of common stock than are set forth on the cover page of this prospectus supplement, Merrill Lynch may reduce that short position by purchasing common stock in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

  Neither we nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor Merrill Lynch makes any representation that Merrill Lynch will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  The validity of the common stock will be passed upon for us by Ballard Spahr Andrews & Ingersoll LLP, Baltimore, Maryland. Certain legal matters relating to the offering of the common stock will be passed upon for us by Latham & Watkins, Los Angeles, California and for the underwriters by Brown & Wood LLP, Los Angeles, California. Paul C. Pringle is a partner of Brown & Wood LLP and owns 6,227 shares of our common stock.

PROSPECTUS
                     HEALTH CARE PROPERTY INVESTORS, INC.

                                  SECURITIES

  Health Care Property Investors, Inc. (the "Company") may offer from time to time, in one or more series, its unsecured debt securities (the "Debt Securities"), shares of its Preferred Stock, par value $1.00 per share (the "Preferred Stock") and shares of its Common Stock, par value $1.00 per share (the "Common Stock"). The Debt Securities, the Preferred Stock and the Common Stock are collectively referred to herein as the "Securities." The Securities will have an aggregate Offering price of $600,000,000 and will be offered on terms to be determined at the time of the Offering.

  In the case of Debt Securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in the accompanying supplement to this Prospectus (the "Prospectus Supplement") and/or a related pricing supplement (the "Pricing Supplement"). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and any other specific term of the series of Preferred Stock will be set forth in the accompanying Prospectus Supplement. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in the accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

  Securities may be sold directly, through agents from time to time or through underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated. If any agent of the Company or any underwriter is involved in the sale of the Securities, the name of such agent or underwriter and any applicable commission or discount will be set forth in the accompanying Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement.

  The Debt Securities, if issued, will rank on parity with all other unsecured and unsubordinated indebtedness of the Company. See "Description of the Debt Securities."

                               ----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
        THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                               ----------------

                The date of this Prospectus is August 27, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a world wide web site at http://www.sec.gov that contains reports, proxy and other information regarding registrants that file electronically with the Commission. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and any accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be examined without charge at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (ii) proxy statement dated March 30, 1998, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (iv) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, (v) Amendment to Annual Report on Form 10-K for the year ended December 31, 1997, (vi) Amendment No. 2 to Annual Report on Form 10-K for the year ended December 31, 1997, (vii) Amendment to Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (viii) Amendment to Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, (ix) Current Report on Form 8-K dated April 23, 1998, (x) Current Report on Form 8-K dated April 30, 1998, (xi) Current Report on Form 8-K dated June 17, 1998, (xii) Current Report on Form 8-K dated June 3, 1998, (xiii) Amendment to Current Report on Form 8-K dated June 17, 1998, and (xiv) the description of the Common Stock contained in the Company's Registration Statement on Form 10, dated May 7, 1985 (File No. 1-8895), including amendments dated May 20, 1985, May 23, 1985 and July 17, 1990, in each case as filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus and shall be deemed to be a part hereof.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests for such copies should be directed to James G. Reynolds, Executive Vice President and Chief Financial Officer, Health Care Property Investors, Inc., 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, (949) 221-0600.

Cautionary Language Regarding Forward Looking Statements

  Statements in this Prospectus that are not historical factual statements are "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company intends such forward looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with these safe harbor provisions. The statements include, among other things, statements regarding the intent, belief or expectations of the Company and its officers and can be identified by the use of terminology such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "should" and other comparable terms or the negative thereof. In addition, the Company, through its senior management, from time to time makes forward looking oral and written public statements concerning the Company's expected future operations and other developments. Stockholders and other investors are cautioned that, while forward looking statements reflect the Company's good faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. Such factors include (i) legislative, regulatory, or other changes in the health care industry at the local, state or federal level which increase the costs of or otherwise affect the operations of the Company's Lessees (as defined below); (ii) changes in the reimbursement available to the Company's Lessees and mortgagors by governmental or private payors, including changes in Medicare and Medicaid payment levels and the availability and cost of third party insurance coverage; (iii) competition for Leasees and mortgagors, including with respect to new leases and mortgages and the renewal or roll-over of existing leases; (iv) competition for the acquisition and financing of health care facilities; (v) the ability of the Company's Lessees and mortgagors to operate the Company's properties in a manner sufficient to maintain or increase revenues and to generate sufficient income to make rent and loan payments; and, (vi) changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to the Company.

                                  THE COMPANY

  Health Care Property Investors, Inc. (the "Company"), a Maryland corporation, was organized in March 1985 to qualify as a real estate investment trust (a "REIT"). The Company invests in health care related real estate located throughout the United States, including long-term care facilities, congregate care and assisted living facilities, acute care and rehabilitation hospitals, medical office buildings, physician group practice clinics and psychiatric facilities.

  References herein to the Company include Health Care Property Investors, Inc. and its wholly-owned subsidiaries, unless the context otherwise requires. The Company's principal offices are located at 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660, and its telephone number is
(949) 221-0600.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                         Six
                                                                        Months
                                              Year Ended December 31,   Ended
                                              ------------------------ June 30,
                                              1993 1994 1995 1996 1997   1998
                                              ---- ---- ---- ---- ---- --------
Ratio of Earnings to Fixed Charges(1)........ 3.06 3.35 3.67 3.16 3.03   2.99
Ratio of Earnings to Combined Fixed Charges
 and Preferred Stock Dividends(2)............ 3.06 3.35 3.67 3.16 2.92   2.64

--------
(1) In computing the ratios of earnings to fixed charges: (a) earnings have been based on consolidated income from operations before fixed charges (exclusive of capitalized interest) and (b) fixed charges consist of interest on debt including amounts capitalized and the pro rata share of the partnerships' fixed charges.

(2) In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on the Company's 7 7/8% Series A Cumulative Redeemable Preferred Stock which was issued on September 26, 1997.

                                USE OF PROCEEDS

  Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for general corporate purposes, including the repayment of outstanding indebtedness, the acquisition of health care related properties and the construction thereof.

                      DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities are to be issued under an existing indenture (the "Indenture") dated as of September 1, 1993 between the Company and The Bank of New York, as Trustee (the "Trustee"), which has been filed with the Commission and incorporated by reference in the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture to which reference is hereby made for a full description of such provisions, including the definitions therein of certain terms and for other information regarding the Debt Securities. Whenever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. Copies of the Indenture are available for inspection during normal business hours at the principal executive offices of the Company, 4675 MacArthur Court, 9th Floor, Newport Beach, California 92660.

  The following sets forth certain general terms and provisions of the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement (the "Offered Debt Securities"). Further terms of the Offered Debt Securities are set forth in the applicable Prospectus Supplement and/or an applicable Pricing Supplement.

General

  The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series. All securities issued under the Indenture will rank equally and ratably with all other securities issued under the Indenture.

  The Debt Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Debt Securities are not, by their terms, subordinate in right of payment to any other indebtedness of the Company.

  The Prospectus Supplement and any related Pricing Supplement will describe certain terms of the Offered Debt Securities, including (a) the title of the Offered Debt Securities; (b) any limit on the aggregate principal amount of the Offered Debt Securities and their purchase price; (c) the date or dates on which the Offered Debt Securities will mature; (d) the rate or rates per annum (or manner in which interest is to be determined) at which the Offered Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (e) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (f) any mandatory or optional sinking fund or analogous provisions; (g) additional provisions, if any, for the defeasance of the Offered Debt Securities; (h) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (i) whether the Offered Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depositary for such Registered Global Security or Securities; (j) any applicable material United States federal income tax consequences; and (k) any other specific terms of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

  Principal of, premium, if any, and interest, if any, on the Debt Securities will be payable at such place or places as are designated by the Company and set forth in the applicable Prospectus Supplement. Interest, if any, on the Debt Securities will be paid, unless otherwise provided in the applicable Prospectus Supplement, by check mailed to the person in whose name the Debt Securities are registered at the close of business on the record dates designated in the applicable Prospectus Supplement at the address of the related holder appearing on the register of Debt Securities. The Trustee will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of Debt Securities, subject to any restrictions set forth in the applicable Prospectus Supplement relating to the Debt Securities.

  Unless otherwise provided in the applicable Prospectus Supplement or Pricing Supplement, the Debt Securities will be issued only in fully registered form without coupons, and in denominations of $1,000 or any larger amount that is an integral multiple of $1,000. Debt Securities may be presented for exchange and transfer in the manner, at the places and subject to the restrictions set forth in the Indenture, the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture.

  Debt Securities will bear interest at a fixed rate or a floating rate. The Debt Securities may be issued at a price less than their stated redemption price at maturity, resulting in such Debt Securities being treated as issued with original issue discount for federal income tax purposes ("Original Issue Discount Debt Securities"). Such Original Issue Discount Debt Securities may currently pay no interest or interest at a rate which at the time of issuance is below market rates. Special federal income tax and other considerations applicable to any such discounted Notes will be described in the Prospectus Supplement or Pricing Supplement relating thereto.

  The Indenture provides that all Debt Securities of any one series need not be issued at the same time and that the Company may, from time to time, issue additional Debt Securities of a previously issued series. In addition, the Indenture provides that the Company may issue Debt Securities with terms different from those of any other series of Debt Securities and, within a series of Debt Securities, certain terms (such as interest rate or manner in which interest is calculated and maturity date) may differ.

Conversion Rights

  The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock, Preferred Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a holder may not convert any Debt Security, and such Debt Security shall not be convertible by any holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the Company's Common Stock.

Global Debt Securities

  The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Principal, premium, if any, and interest payments of Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be responsibility of such participants.

  If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

Certain Covenants of the Company

 Limitation on Borrowing Money

  The Company covenants in the Indenture that it will not create, assume, incur, or otherwise become liable in respect of, any

    (a) Senior Debt (as defined below) unless the aggregate principal amount of Senior Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 300% of Capital Base (as defined below), or (ii) 500% of Tangible Net Worth (as defined below); and

    (b) Non-Recourse Debt (as defined below) unless the aggregate principal amount of Senior Debt and Non-Recourse Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 500% of Capital Base.

  For the purpose of this limitation as to borrowing money, "Senior Debt" shall mean all Debt other than Non-Recourse Debt and Subordinated Debt; "Debt," with respect to any Person, shall mean (i) its indebtedness, secured or unsecured, for borrowed money; (ii) Liabilities secured by any existing lien on property owned by such Person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at the implicit rate if known and at 9% otherwise) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); "Capital Lease" shall mean at any time any lease of Property which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; "Capital Lease Obligation" shall mean at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be so required to be capitalized on a balance sheet of the lessee; "Property" shall mean any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible; "Person" shall mean an individual, partnership, joint venture, joint-stock company, association, corporation, trust or unincorporated organization, or a government or agency or political subdivision thereof; "Non-Recourse Debt" with respect to any Person, shall mean any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; "Subordinated Debt" shall mean any unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Debt (to which appropriate reference shall be made in the instruments evidencing such other Debt if not contained therein) to the Debt Securities (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); "Capital Base" shall mean, at any date, the sum of Tangible Net Worth and Subordinated Debt; "Tangible Net Worth" shall mean, at any date, the net book value (after deducting related depreciation, obsolescence, amortization, valuation, and other proper reserves) of the Tangible Assets of the Company at such date, minus the amount of its Liabilities at such date; "Tangible Assets" shall mean all assets of the Company (including assets held subject to Capital Leases and other arrangements pursuant to which title to the Property has been retained by or vested in some other Person for security purposes) except: (i) deferred assets other than prepaid insurance, prepaid taxes and deposits; (ii) patents, copyrights, trademarks, trade names, franchises, goodwill, experimental expense and other similar intangibles; and (iii) unamortized debt discount and expense; and "Liabilities" shall mean any date the items shown as liabilities on the balance sheet of the Company, except any items of deferred income, including capital gains.

 Consolidation, Merger and Sale of Assets

  The Company shall not consolidate or merge with or into, or transfer or lease its assets substantially as an entirety to any person unless the Company shall be the continuing corporation, or the successor corporation or person to which such assets are transferred or leased shall be organized under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume the Company's obligations on the Debt Securities and under such Indenture, and after giving effect to such transaction no Event of Default shall have occurred and be continuing, and certain other conditions are met.

 Additional Covenants

  Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement and/or Pricing Supplement relating thereto.

Events of Default

  The following will be Events of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of such series when due; (b) failure to pay any interest on any Debt Security of such series when due, continued for 30 days;
(c) failure to deposit any sinking fund payment when due in respect of any Debt Security of such series; (d) failure to perform any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of one or more series of Debt Securities other than that series), continued for 60 days after written notice by the Trustee to the Company or by the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series to the Company and the Trustee as provided in the Indenture; (e) certain events in bankruptcy, insolvency, conservatorship, receivership or reorganization of the Company; (f) an acceleration of any other indebtedness of the Company, in an aggregate principal amount exceeding $20,000,000, not rescinded or annulled within 10 days after written notice is given as provided in the Indenture; and
(g) the occurrence of any other Event of Default provided with respect to the Debt Securities of that series.

  If an Event of Default with respect to the Outstanding Debt Securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all the Outstanding Debt Securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to a series of Debt Securities, give to the holders of the Outstanding Debt Securities of such series notice of all uncured defaults known to it. Except in the case of default in the payment of principal, premium, if any, or interest, if any, on any Debt Securities of a series, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of Outstanding Debt Securities of such series.

  The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain other limitations, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

Modification, Waiver and Amendment

  The Indenture provides that modifications and amendments may be made by the Company and the Trustee to the Indenture with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of, premium, if any, or interest, if any, on any Debt Security; (b) reduce the principal amount of, premium, if any, or interest, if any, on any Debt Security; (c) reduce the amount of principal of an Original Issue Discount Debt Security payable upon acceleration of the Stated Maturity thereof; (d) change the place or currency of payment of the principal of, premium, if any, or interest, if any, on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (f) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

  The holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series will be able, on behalf of all holders of the Debt Securities of that series, to waive compliance by the Company with certain restrictive provisions of the Indenture, or any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal, premium, if any, or interest, if any, or in respect of a provision of the Indenture which cannot be amended or modified without the consent of the holder of each Outstanding Debt Security of the series affected.

Satisfaction and Discharge of Indenture

  The Indenture, with respect to any and all series of Debt Securities (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of, premium, if any, or interest, if any, on any Debt Securities), will be discharged and cancelled upon the satisfaction of certain conditions, including the payment in full of the principal of, premium, if any, and interest, if any, on all of the Debt Securities of such series or the deposit with the Trustee of an amount of cash sufficient for such payment or redemption, in accordance with the Indenture.

Defeasance

  The Company will be able to terminate certain of its obligations under the Indenture with respect to the Debt Securities of any series on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee cash or U.S. government obligations (or combination thereof) sufficient to pay the principal of, premium, if any, and interest, if any, on the Debt Securities of such series to their maturity or redemption date in accordance with the terms of the Indenture and such Debt Securities.

Governing Law and Consent to Jurisdiction

  The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of California.

Concerning the Trustee

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; provided, however, that if the Trustee acquires any conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended.

  The Indenture provides that, in case an Event of Default should occur and be continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

                        DESCRIPTION OF PREFERRED STOCK

  The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Restatement of the Company (the "Charter Documents"), and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

General

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $1.00 par value per share, and 50,000,000 shares of Preferred Stock, $1.00 par value per share. See "Description of Common Stock."

  Under the Charter Documents, the Board of Directors of the Company is authorized without further stockholder action to establish and issue, from time to time, up to 50,000,000 shares of preferred stock of the Company, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

  The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

Certain Provisions of the Charter Documents

  See "Description of Common Stock--Redemption and Business Combination Provisions" for a description of certain provisions of the Charter Documents, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

Dividend Rights

  Holders of shares of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

  Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

  So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other series of preferred stock of the Company (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

Liquidation Preference

  In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets or payment is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution or payment to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

  If such payment shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes of stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

Redemption

  A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

  In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

  So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series, and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company) ranking junior to the Preferred Stock of such series as to dividends and upon liquidation.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

Conversion Rights

  The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto. See "Description of Common Stock."

Voting Rights

  Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

  So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any series of stock ranking prior to such series of Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Restrictions on Ownership

  For the Company to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

Transfer Agent and Registrar

  The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

                          DESCRIPTION OF COMMON STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $1.00 per share, and 50,000,000 shares of Preferred Stock, par value $1.00 per share. The following description is qualified in all respects by reference to the Charter Documents of the Company, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, the Amended and Restated Bylaws of the Company, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and the Rights Agreement (the "Rights Agreement") between the Company and Bank of New York (successor to Chemical Trust Company of California), as Rights Agent.

Common Stock

  All shares of Common Stock participate equally in dividends payable to holders of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to holders of Common Stock on liquidation, dissolution, or winding up of the Company, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock are, and the Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the Common Stock do not have preference, conversion, exchange or preemptive rights. The Common Stock is listed on the New York Stock Exchange (NYSE
Symbol: HCP).

Stockholder Rights Plan

  On July 5, 1990, the Board of Directors of the Company declared a dividend distribution of one right (each, a "Right") for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on July 30, 1990. When exercisable, each Right entitles the registered holder to purchase from the Company one share of the Company's Common Stock at a price of $47.50 per share, subject to adjustment. Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Board also authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between July 30, 1990 and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (all as defined in the Rights Agreement). Each share of Common Stock offered hereby will have upon issuance one Right attached.

  The Rights will become exercisable and will detach from the Common Stock upon the earlier of (i) the tenth day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, or (ii) the tenth day after any person or group commences, or announces an intention to commence, a tender or exchange offer which, if consummated, would result in the beneficial ownership by a person or group of 30% or more of the Company's Common Stock (the earlier of (i) and (ii) being the "Distribution Date"). If such person or group acquires beneficial ownership of 15% or more of the Company's Common Stock (except pursuant to certain cash tender offers for all outstanding Common Stock approved by the Board of Directors) or if the Company is the surviving corporation in a merger and its Common Stock is not changed or exchanged, each Right will entitle the holder to purchase, at the Right's then current exercise price, that number of shares of the Company's Common Stock having a market value equal to twice the exercise price. Similarly, if after the Rights become exercisable, the Company merges or consolidates with, or sells 50% or more of its assets or earning power to, another person, each Right will then entitle the holder to purchase, at the Right's then current exercise price, that number of shares of the stock of the acquiring company which at the time of such transaction would have a market value equal to twice the exercise price.

  The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right by the Board of Directors at any time until ten days following the public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's outstanding Common Stock. The Board of Directors may, under certain circumstances, extend the period during which the Rights are redeemable or postpone the Distribution Date. The Rights will expire on July 30, 2000, unless earlier redeemed.

Transfer Restrictions, Redemption and Business Combination Provisions

  If the Board of Directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of more than 9.9% or more of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, the Board of Directors shall have the power (i) by lot or other means deemed equitable by it to call for the purchase from any stockholder of the Company a number of voting shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of such beneficial owner to a level of no more than 9.9% of the outstanding voting shares of the Company's capital stock, and (ii) to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the Board of Directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of capital stock of the Company. Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisitions are sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the Board of Directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

  The Charter Documents require that, except in certain circumstances, Business Combinations (as defined below) between the Company and a beneficial holder of 10% or more of the Company's outstanding voting stock (a "Related Person") be approved by the affirmative vote of at least 90% of the outstanding voting shares of the Company.

  A Business Combination is defined in the Charter Documents as (a) any merger or consolidation of the Company with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as defined below) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person, (c) any merger or consolidation of a Related Person with or into the Company, (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company, (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Company to a Related Person, and (f) any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Company as of the end of its most recent fiscal year ending prior to the time the determination is being made.

  The foregoing provisions of the Charter Documents and certain other matters may not be amended without the affirmative vote of at least 90% of the outstanding voting shares of the Company.

  The Rights and the foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem to be in their interests or in which they might receive a substantial premium. The Board of Directors' authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See "Description of Preferred Stock." The Rights and the foregoing provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares of Common Stock, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board of Directors believes that inclusion of the Business Combination provisions in the Charter Documents and the Rights may help assure fair treatment of stockholders and preserve the assets of the Company.

  The foregoing summary of certain provisions of the Rights and the Charter Documents does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and, the Charter Documents and the Rights Agreement, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

Transfer Agent and Registrar

  Bank of New York acts as transfer agent and registrar of the Common Stock.

           CERTAIN FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY

  The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company as a REIT

  General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1985. The Company believes that, commencing with its taxable year ended December 31, 1985, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "--Failure to Qualify."

  These sections of the Code and the corresponding Treasury Regulations, are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Latham & Watkins has acted as tax counsel to the Company in connection with this Prospectus and the Company's election to be taxed as a REIT.

  Latham & Watkins rendered an opinion to the Company as of June 18, 1998 to the effect that, commencing with the Company's taxable year ended December 31, 1985, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation would enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based on various assumptions and was conditioned upon certain representations made by the Company as to factual matters and that Latham & Watkins undertook no obligation to update this opinion subsequent to such date. In addition, this opinion was based upon the factual representations of the Company as set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of the Company's operation in any particular taxable year will satisfy such requirements. See "--Failure to Qualify."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be required to pay tax at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (defined generally as property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to Internal Revenue Service ("IRS") Notice 88-19 and that the availability or nature of such election is not modified as proposed in President Clinton's 1999 Federal Budget Proposal.

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) at any time during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

  The Company believes that the conditions set forth in (1) through (4) above have been satisfied. The Company also believes that it has issued sufficient shares of common stock and preferred stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6). In addition, the Company's Charter Documents provide for restrictions regarding transfer of the Company's capital stock, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirement described in (6) above. Such transfer restrictions are described in "Transfer Restrictions, Redemption and Business Combination Provisions." There can be no assurance, however, that such transfer restrictions will, in all cases, prevent a violation of the stock ownership provisions described in (6) above. The ownership and transfer restrictions pertaining to a particular class or series of capital stock will be described in the applicable Prospectus Supplement pertaining to such class or series. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate; provided, however, beginning January 1, 1998, if the Company complies with the rules contained in the applicable Treasury Regulations requiring the Company to attempt to ascertain the actual ownership of its shares, and the Company does not know, and would not have known through the exercise of reasonable diligence, whether it failed to meet the requirement set forth in condition (6) above, the Company will be treated as having met such requirement. See "--Failure to Qualify." In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

  The Company owns, directly or indirectly, interests in various partnerships and limited liability companies (collectively, the "Partnerships"). In the case of a REIT that is a partner in a partnership or member of a limited liability company which is taxable as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company (as the case may be) and will be deemed to be entitled to the income of the partnership or limited liability company (as the case may be) attributable to such share. In addition, the character of the assets and gross income of the partnership or limited liability company (as the case may be) will retain the same character in the hands of the REIT for purposes of
Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which the Company is a partner or member will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein.

  The Company owns and operates a number of properties through subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. A qualified REIT subsidiary will not be subject to federal income tax and the Company's ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitutes more than 10% of such issuer's voting securities or more than 5% of the value of the Company's total assets.

  Income Tests. In order to maintain its qualification as a REIT, the Company annually must satisfy certain gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, for each taxable year beginning on or prior to August 6, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property (subject to a 1% de minimis exception applicable to the Company for its taxable years beginning in 1998), other than through an independent contractor from whom the REIT derives no revenue; provided, however, the REIT may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company does not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant, (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue. Notwithstanding the foregoing, the Company may have taken and may continue to take certain of the actions set forth in (i) through (iv) above to the extent such actions will not, based on the advice of tax counsel to the Company, jeopardize the Company's tax status as a REIT.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  The Company expects to recognize income from the performance of certain management and administrative services relating to the partnerships in which it owns interests. At least a portion of this income will not be qualifying income under the 95% and 75% gross income tests described above. The Company believes that the aggregate amount of this service income (and any other non-qualifying income) in any taxable year will not exceed the limits on non-qualifying income under the gross income tests described above.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because non-qualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company would not qualify as a REIT. As discussed above in "-- Taxation of the Company-General," even if these relief provisions apply, a 100% tax would be imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. No similar mitigation provision provides relief if the Company failed the 30% gross income test in years prior to 1998. In such case, the Company would have ceased to qualify as a REIT.

  Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by any of the Partnerships) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company holds its properties for investment with a view to long-term appreciation, engages in the business of acquiring, developing, owning, and operating such properties (and other properties) and makes such occasional sales of its properties as are consistent with the Company's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of the assets held by the Partnerships) must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in one or more of the Partnerships if the applicable Partnership owns the non-qualifying asset), the failure can be cured by the disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. The Company has maintained and intends to continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company would be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The amount distributed must not be preferential -- i.e., each holder of shares of the Company's common stock must receive the same distribution per share, and each holder of shares of the Company's series A preferred stock must receive the same distribution per share. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company believes that it has made and intends to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

  The Company's REIT taxable income has been and is expected to continue to be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet these distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

  If the Company fails to meet the 95% distribution test due to certain adjustments (e.g., an increase in the Company's income or a decrease in its deduction for dividends paid) by reason of a judicial decision or by agreement with the IRS, the Company may be able to pay a "deficiency dividend" to shareholders of the Company in the taxable year of the adjustment, which dividend would relate back to the year being adjusted. In such case, the Company would also be required to pay interest to the IRS and would be subject to any applicable penalty provisions.

  Furthermore, if the Company should fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the following January) at least the sum of (1) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements set forth above.

Tax Risks Associated with the Partnerships

  The ownership of an interest in a Partnership may involve special tax risks, including the possible challenge by the IRS of (i) allocations of income and expense items, which could affect the computation of taxable income of the Company, and (ii) the status of a Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If any of the Partnerships were treated as an association taxable as a corporation for federal income tax purposes, the Partnership would be treated as a taxable entity. In addition, in such a situation, (i) if the Company owned more than 10% of the outstanding voting securities of such Partnership, or the value of such securities exceeded 5% of the value of the Company's assets, the Company would fail to satisfy the asset tests described above and would therefore fail to qualify as a REIT, (ii) distributions from any such Partnership to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and could, therefore, make it more difficult for the Company to satisfy such test,
(iii) the interest in any such Partnership held by the Company would not qualify as a "real estate asset," which could make it more difficult for the Company to meet the 75% asset test described above, and (iv) the Company would not be able to deduct its share of any losses generated by the Partnership in computing its taxable income. See "--Failure to Qualify" for a discussion of the effect of the Company's failure to meet such tests for a taxable year. The Company believes that each of the Partnerships will be treated for tax purposes as a partnership (rather than an association taxable as a corporation). No assurance can be given that the IRS will not successfully challenge the federal income tax status of the Partnerships as partnerships.

Failure to Qualify

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Such a failure to qualify for taxation as a REIT would reduce the cash available for distribution by the Company to stockholders and to pay debt service and could have an adverse effect on the market value and marketability of the Securities. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, a recent federal budget proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 1999, and thus could effectively preclude the Company from re-electing to be taxed as a REIT following a loss of its REIT status.

State and Local Taxes

  The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby directly or through agents, underwriters or dealers, which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated.

  Offers to purchase Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company may also sell Securities to an agent as principal. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale of Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the applicable Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  Securities may also be offered and sold, if so indicated in any Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

  If so indicated in any Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the applicable Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Brown & Wood LLP, Los Angeles, California, will act as counsel for any agents or underwriters. Paul C. Pringle is a partner of Brown & Wood LLP and owns 3,000 shares of the Company's Common Stock. Certain legal matters relating to Maryland law will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland.

                                    EXPERTS

  The financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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                                 870,000 Shares

                              HEALTH CARE PROPERTY
                                INVESTORS, INC.

                                  Common Stock

                         ----------------------------

                             PROSPECTUS SUPPLEMENT

                         ----------------------------

                              Merrill Lynch & Co.

                                 April 27, 1999

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